Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto maintains its shareholding in Turquoise Hill Resources following rights offering

13 January 2014

Rio Tinto has acquired 510,983,220 common shares of Turquoise Hill under Turquoise Hill’s rights offering at a total cost of C$1,292,787,546.60 or C$2.53 per share. The purchase represents approximately 50.8 per cent of the common shares offered under the rights offering. The rights offering, which closed today, was fully subscribed. As noted below, Turquoise Hill will be using a portion of the funds it receives under the rights offering to repay all amounts outstanding under the US$1.8 billion interim funding facility and the US$600 million secured bridge funding facility each provided to Turquoise Hill by Rio Tinto.

Prior to the completion of the rights offering, Rio Tinto owned 510,983,220 common shares of Turquoise Hill, representing approximately 50.8 per cent of the outstanding common shares. Upon the completion of the rights offering, Rio Tinto owns 1,021,966,440 common shares, representing approximately 50.8 per cent of the outstanding common shares.

Rio Tinto also acquired 74,247,460 Anti-Dilution Series D Warrants of Turquoise Hill in connection with the rights offering. In addition, Rio Tinto owns 74,247,460 Series D Warrants of Turquoise Hill. If Rio Tinto were to fully exercise all of the Series D Warrants and Anti-Dilution Series D Warrants, Rio Tinto would acquire an additional 148,494,920 common shares. Following such issuance, Rio Tinto would own 1,170,461,360 common shares, representing 54.2 per cent of the then outstanding common shares.

Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportional equity interest in Turquoise Hill from time to time.

The acquisition by Rio Tinto of the additional common shares under Turquoise Hill’s rights offering was made in conformity with its contractual obligations pursuant to an agreement between Rio Tinto and Turquoise Hill dated August 23, 2013, as amended. Under that agreement, Rio Tinto agreed that it would support the rights offering by, among other things, exercising in full its basic subscription privilege subject to the satisfaction or waiver of certain conditions. Turquoise Hill is required to repay, out of the proceeds of the rights offering, all amounts outstanding under the US$1.8 billion interim funding facility and the US$600 million secured bridge funding facility, each provided to Turquoise Hill by Rio Tinto and maturing on January 15, 2014, and certain other amounts.

Rio Tinto has no present intention of acquiring additional securities of Turquoise Hill. Depending upon its evaluation of the business, prospects and financial condition of Turquoise Hill, the market for Turquoise Hill’s securities, general economic and tax conditions and other factors, Rio Tinto may directly or indirectly acquire or sell some or all of the securities of Turquoise Hill.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
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David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Grant Donald
Office: +44 (0) 20 7781 1262
Mobile: +44 (0) 7920 587 805

Media Relations, Australia / Asia	Investor Relations, Australia / Asia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin	Rachel Storrs
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 417 401 018

Galina Rogova
Office: +852 2839 9208
Mobile: +852 6978 3011

Website:	www.riotinto.com
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